

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2005

Via U.S. Mail and facsimile at 212 492-0105

Jeffrey Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Re: Bally Total Fitness Holding Corporation
PRRN 14A filed December 9, 2005
Soliciting Material filed pursuant to Rule 14a-12 on December 8, 2005
by Pardus Capital Management L.P. *et al* ("Pardus")
File No. 1-13997

Dear Mr. Marell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone number listed at the end of this letter.

Background to the Solicitation, page 8

1.   We note your statement that "Pardus has always focused on a single goal – selecting a group of nominees who would each represent the best interests of ALL stockholders." Please reconcile that disclosure with the statements in your Schedule 13D filed October 6, 2005 that you may "seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in a business transaction." In that regard, we note that the company, in its proxy materials, has indicated that Pardus has approached the company to discuss potential business transactions.

2.   We refer to the first bullet point on page 12. Please expand your disclosure to

explain why you believe the relationship between Mr. Toback's rise in management position and the decrease in stock price is causal. In that regard, we note that during the periods discussed, greater than two-thirds of the value was lost prior to Mr. Toback becoming president and chief executive officer.

3. We refer to the last bullet point on page 12. Please expand your disclosure to explain why the sale of securities by certain executive officers supports the belief that management is planning to be part of a potential bidding group for the Company's assets.

Other Information About the Director Nominees and Pardus

4. We note that each of the Pardus Nominees has executed a written consent agreeing to be a nominee for election as a director. Revise to indicate, if true, that each of the Pardus Nominees has consented to being named in the proxy statement. Refer to Rule 14a-4(d).

* * * *

Please amend your proxy statement filing and reply to these comments by writing a response letter that is electronically filed on EDGAR. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proxy statement amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions